Filed by:  Kopp Funds, Inc.  Pursuant to Rule 425 Under the
Securities Act of 1933 and Deemed Filed Pursuant to Rule
14a-12 under the Securities Exchange Act of 1934

Subject Company:  Kopp Funds, Inc.

Investment Company Act File No.:  811-08267

October 12, 2006

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Dear <<C_Salutation>>,

On September 13, 2006, Kopp Investment Advisors announced an agreement in principle to sell Kopp Funds, its retail mutual fund business, to American Century Investments. Assets from the Kopp Emerging Growth Fund will be added to the American Century New Opportunities II Fund.

Please join us for a conference call to learn more about the strategy behind American Century New Opportunities II. You will have the opportunity to ask questions at the end of the call.

 Tuesday, October 17, 2006

3:30 p.m. Central Daylight Time
(Please call five to ten minutes in advance to check-in to the call.)

Guest Speakers:

Sally Anderson, CFA Executive Vice President Senior Portfolio Manager Kopp Investment Advisors	Harold Bradley Chief Investment Officer U.S. Growth Equity–Mid Cap/Small Cap/Sector American Century Investments

Call Information:

Participant Dial In: 888-295-2818
Participant Code: 8121303

Please REGISTER for the call by calling 800-345-6488 x44410

Or emailing bridget_reber@americancentury.com.

Replay of the conference call will be available for 30 days.
Replay Dial In: 800-642-1687 (Replay Passcode: 8121303)

Regards,

/s/ Sally Anderson

Sally Anderson

Investment Professional Use Only, Not for Public Viewing or Distribution

See Disclosures on Back

Important Disclosure Information

The information included herein is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy. American Century Mutual Funds, Inc. and American Century Quantitative Equity Funds, Inc., will file a proxy statement/prospectus and other relevant documents regarding the reorganizations with the U.S. Securities and Exchange Commission (the "SEC"). Investors are urged to read these documents because they will contain important information about the reorganizations and related matters. You will be able to obtain these documents free of charge at the SEC Web site (www.sec.gov).

For more information, call Kopp Funds at 1-888-533-KOPP or American Century Investments at 1-800-345-2021 for a prospectus containing information on the funds’ investment objectives, risks, fees and expenses. Read it carefully before you invest or send money. Investment return and share price will fluctuate, and redemption value may be more or less than original cost.

Kopp Funds are distributed by Centennial Lakes Capital, LLC, a member of the NASD and an affiliate of Kopp Investment Advisors, LLC and the Fund.